AmeriData Technologies, Inc.
                      700 Canal Street
                     Stamford, CT  06902


                                   May 20, 1996

Gerald A. Poch
c/o AmeriData Technologies, Inc.
700 Canal Street
Stamford, CT  06902

Dear Mr. Poch:

     Reference is made to the Amended and Restated Employment Agreement, dated as of March 16, 1995 (as amended or modified from time to time, the "Employment Agreement"), between AmeriData Technologies, Inc. ("Employer") and Gerald
A. Poch ("Employee"). Reference is also made to the Agreement and Plan of Merger, dated May 20, 1996, among General Electric Capital Corporation, GAC Acquisition I Corp. ("Sub") and Employer (as amended or modified from time to time, the "Merger Agreement"). Capitalized terms used herein and not herein defined shall have the respective meanings set forth in the Merger Agreement.

     For good and valuable consideration, receipt of which is hereby acknowledged, Employer and Employee hereby agree as follows:

     1. Simultaneously with the acceptance by Sub for payment of, or payment by Sub for, Shares pursuant to the Offer (the "Purchase Date"):

          (a) Section 4(a) of the Employment Agreement shall be amended and restated in its entirety to read as follows:

          4.  NON-COMPETITION

          (a) During the term of this Agreement and for a period of forty-eight (48) months from the date of termination of his employment hereunder for whatever reason, Employee agrees that he will not solicit any customers who are presently or may hereafter become customers of Employer unless such solicitation is entirely unrelated to the business then engaged in or contemplated by the Employer during the term of Employee's employment, and he will not compete in any way with Employer in the business then engaged in or contemplated by the Employer during the term of Employee's employment either alone or together with others in any state or foreign country in which a facility of the Employer is located.


          (b) Section 4(c) of the Employment Agreement shall be amended by changing the references to "twenty-four (24) months" contained therein to "forty-eight
     (48) months";

          (c) Section 6 of the Employment Agreement shall be amended and restated in its entirety to read as follows:

          "6.  SEVERANCE.

          Employer shall be entitled to terminate this Agreement and the employment of Employee hereunder at any time for any reason upon notice to Employee (in which event Employer shall have no further obligations to Employee under this Agreement); provided, that in the event of the termination of employment of Employee by Employer (a) during the twelve-month period commencing on the Purchase Date (except where such termination is in accordance with the provisions of paragraph 5(a) or 5(b) hereof), Employer shall provide Employee with severance pay in an amount equal to $1,000,000 and (b) subsequent to the period described in (a) (except where such termination is in accordance with the provisions of paragraph 5(a) or (5(b) hereof), Employer shall provide Employee with severance pay in a lump sum amount equal to the compensation not yet paid under Section 3(a)(ii) for the remainder of the term; and further provided, that a material diminution in Employee's duties or an attempt to change Employee's place of work to a location more than 15 miles from its present location shall be deemed to be a termination of employment of Employee by Employer."

          (d) Employer and Employee shall negotiate in good faith with a view towards mutually agreeing to make such changes to the bonus provisions of Section 3(b) of the Employment Agreement as may be necessary in order to appropriately adjust the provisions of Section 3(b) so as not to result in an enlargement or diminution in Employee's rights to bonus compensation following the Offer and the Merger (taking into account the changes in the Employer resulting therefrom); provided, that such bonus amount shall be increased by $100,000 per year in respect of the two-year period commencing on the Purchase Date.

     2. The provisions of Section 1 shall become effective only upon, and subject to, the occurrence of the Purchase
Date. If the Offer shall be terminated, withdrawn or abandoned and the Merger Agreement shall be terminated, this letter agreement shall become null and void and of no further force and effect.

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

     3. This letter agreement may be executed in two or more counterparts, each of which shall be an original but all of which shall be deemed one and the same agreement.

     4. This letter agreement shall be constituted and governed by the laws of the State of Connecticut.

                              Very truly yours,

                              AMERIDATA TECHNOLOGIES, INC.

                              By:

Accepted and Agreed:

GERALD A. POCH

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